UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ARIAD PHARMACEUTICALS, INC.

(Name of Subject Company)

KIKU MERGER CO., INC.

(Offeror)

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

+81 3 3278-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Paul J. Shim

Kimberly R. Spoerri

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Form or Registration No:	N/A N/A	Filing Party: Date Filed:	N/A N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Kiku Merger Co., Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”), to acquire all of the outstanding shares of common stock of ARIAD Pharmaceuticals, Inc., a Delaware corporation (“ARIAD”), at a price of $24.00 per share, to the seller in cash, net of applicable withholding taxes and without interest, pursuant to an Agreement and Plan of Merger, dated as of January 8, 2017, between ARIAD, Takeda and Merger Sub.

Additional Information

The tender offer described in this document has not yet commenced. This document is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Takeda and its wholly owned subsidiary, Kiku Merger Co., Inc., intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and ARIAD intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D 9 with respect to the tender offer. Takeda, Kiku Merger Co., Inc. and ARIAD intend to mail these documents to the ARIAD stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking information related to Takeda, ARIAD and the proposed acquisition of ARIAD by Takeda that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Takeda’s and ARIAD’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Takeda and ARIAD, ARIAD’s products, ARIAD’s pipeline assets, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of ARIAD’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Takeda’s common stock and on Takeda’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for ARIAD’s products despite increasing competitive, reimbursement and economic challenges; whether and when any drug applications may be filed in any jurisdictions for any indications or any additional indications for ARIAD’s products or for ARIAD’s pipeline assets; whether and when the FDA or any other applicable regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by the FDA or other regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of ARIAD’s products and ARIAD’s pipeline assets; and competitive developments. Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO and other tender offer documents filed by Takeda and Merger Sub.

Many of these factors are beyond Takeda’s control. Unless otherwise required by applicable law, Takeda disclaims any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Christophe Weber
Name:	Christophe Weber
Title:	President and Chief Executive Officer

Dated: January 10, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Excerpts from presentation at J.P. Morgan Healthcare Conference 2017, dated January 9, 2017

99.2	Presentation Accompanying Conference Call, dated January 9, 2017